TrippBio, Inc.

TrippBio is developing a new, therapeutic application of an FDA-approved drug with a high probability to be proven safe and efficacious in the treatment and prevention of the SARS-CoV-2 virus that causes COVID-19.


TrippBio
WOW on a molecular level.

Invest

$100.00 minimum investment

Deadline December 31, 2020
in 2 months

Share Price
$4.00

Total Raised
$130,992

Valuation
$5,165,592

INTRODUCTION

TrippBio is a new biotechnology company focused on developing innovative applications of existing drugs to prevent and treat rogue viruses starting with the SARS-CoV-2 virus that causes COVID-19. Viruses like SARS-CoV-2 lack their own machinery, or ability to replicate independently, so they hijack the host cell machinery to travel into the cell to replicate and then spread throughout the body. TrippBio has discovered that an existing drug, referred to as TD213, can prevent the host cell from assembling SARS-CoV-2 and can dampen hyper-inflammation and severe respiratory symptoms. "Basically, TD213 has a dual mechanism that locks the doors to virus replication, and reduces the negatives consequences of infection," explains Chief Science Officer, Ralph Tripp, Ph.D..

TrippBio is a SpinUp Campus company. SpinUp Campus connects trailblazing university scientists with public investors to bring life-changing innovations to market.

DEAL HIGHLIGHTS

- TrippBio is developing a potential treatment for COVID-19, by repurposing an FDA-approved drug, referred to as TD213. TD213 could be used as a preventive or as a treatment for active COVID-19 infection.
- Research demonstrates that TD213 could prevent and lessen the severity of COVID-19 by decreasing viral replication. Laboratory studies shows that TD213 can decrease the viral load by 90%.
- TD213 will not compete with preventive vaccines. Effective treatments for active COVID-19 infection, as well as vaccines to potentially prevent future infections, are urgently needed.
- TD213 will not contribute to viral mutations, meaning it will not lose efficacy over time.
- In 2019, the global antivirals market was valued at $52 billion U.S. dollars and is forecasted to reach $75 billion U.S. dollars by 2027, an increase of 23%. Expectations are that the current pandemic will continue to drive up the antivirals market.

RECOMMENDATIONS

"In 30 plus years of working in business development and funding start-ups, SpinUp Campus is the most exciting concept I have seen. It has the potential to yield a great return on investment. The concept to partner with universities to bring groundbreaking science to the masses is revolutionary. SpinUp's first launch is TrippBio, which has a drug candidate that could essentially cure COVID-19 in days. With the global attention on coronavirus, this has a high potential to be a lucrative investment and improve people's lives."

Dan Brown
President & CEO, InfiniumInsights Business Consulting Group, specializing in business development, management strategy and crowdfunding

"Georgia Research Alliance Eminent Scholar Ralph Tripp has been a prolific researcher at University of Georgia since he arrived in 2004. His work on a vaccine for respiratory syncytial virus has the potential to bring hope to the 60,000 children who are hospitalized due to RSV each year. I'm encouraged that Dr. Tripp is now part of the search for a treatment for COVID-19 and I look forward to seeing his work progress."

David Lee
Vice President for Research University of Georgia

PROBLEM

- With global confirmed cases of COVID-19 surpassing 27 million, and no sign of abatement in sight, the urgency to find effective treatments and vaccines to combat SARS-CoV-2 continues[1].
- Vaccines take a long time to develop and just when they are ready, the virus could mutate, rendering a vaccine ineffective.
"If COVID-19 acts like other coronaviruses, it [vaccine efficacy] likely isn't going to be a long duration of immunity," stated Dr. Anthony Fauci, M.D., Director of the National Institute of Allergy and Infectious Diseases, during an interview with JAMA Editor Howard Bauchner[2].
- On average, it takes close to one billion U.S. dollars and ten years to bring a new drug to market[3].
Even though timelines are accelerated due to the pandemic, the world cannot afford to waste any time, or opportunities, to identify safe, effective treatments that can be administered as soon as possible.
"While we're waiting for a vaccine, drugs currently being used to treat other illnesses can be investigated as treatments for COVID-19 - in other words repurposed," said Dr. Steve Alexander from the University of Nottingham[4].


Problem

[1] Johns Hopkins University of Medicine Coronavirus Resource Center
[2] "Dr. Fauci says there's a good chance coronavirus vaccine may not provide immunity for very long," CNBC June 2, 2020
[3] BioSpace.com March 4, 2020
[4] "Repurposing existing drugs for COVID-19 offers a more rapid alternative to vaccines," ScienceDaily May 7, 2020

SOLUTION

- TrippBio is focused on developing innovative applications of existing drugs to prevent and treat rogue viruses, starting with SARS-CoV-2, virus that causes COVID-19.
- TrippBio works on therapeutic treatments for respiratory diseases that work with your body's natural defenses. This way, it doesn't matter if the virus mutates; the therapy still helps your body to fight the illness.
- By repurposing TD213, a drug with an excellent safety profile, TrippBio can pursue a rapid development path while proving efficacy against COVID-19.
- TD213 has documented pharmacokinetics (how the body processes the drug) and safety profiles in humans and dampens hyper-inflammation and severe respiratory (influenza) virus disease.
- By investing in TrippBio, you will be investing in your future while helping the world to combat COVID-19 and other infectious diseases.


Solution

BUSINESS MODEL

TrippBio management anticipates having multiple revenue generation, financing and exit options for TD213, as well as other drugs currently under investigation. These options include, but are not limited to:

- TrippBio markets and sells a proprietary application of TD213.
- TrippBio licenses the intellectual property rights to an established pharmaceutical company.
- TrippBio lists on NASDAQ or NYSE.
- TrippBio offers the company for sale and is acquired.

MARKET

Background

Viruses are hijackers; small, parasitic terrorists that invade a living cell and take control. Once they have taken over the human cell, or host, they replicate and deploy their viral army throughout the body, at times causing severe illness or long-term complications, and even death.

The most common viruses affect the respiratory system, like influenza, pneumonia and coronaviruses. Respiratory virus infections may cause severe illness in infants, the elderly and those with lung or heart disorders and other illnesses.

Treating viruses is challenging, as these invaders, by their nature, are always mutating and evolving. While preventive vaccines are key to potentially controlling or slowing the viruses, defeating the enemy requires a multi-pronged effort. Antiviral treatments for active infection will be needed for years to come.

Market Size

In 2019, the global antivirals market was valued at $52 billion U.S. dollars and is forecasted to reach $75 billion U.S. dollars by 2027, an increase of 23%. This valuation could extend even higher given the intense focus brought on by the COVID-19 global pandemic.

Market


Global Antiviral Drugs Market Size in 2019 and Forecast for 2027
(in billion U.S. dollars)
Market size in billion U.S. dollars
80
70
60
50
40
30
20
10
0
2019
2027*
Statista 2020

COMPETITIVE LANDSCAPE

Scientists and researchers across the world are working tirelessly to develop effective treatments for COVID-19. Currently, extensive work in happening in the vaccine, prophylactic and therapeutic areas. Vaccines work with the body's natural defenses to develop immunity to disease, and while vaccine development is being fast-tracked for COVID-19, a solution, where efficacy can be measured, is likely several years away. Then there is the issue of durability of protection, meaning how long the vaccine remains effective against this virus. According to Dr. Anthony Fauci, M.D. and Director of the National Institute of Allergy and Infectious Diseases, that's the larger issue,

> **"I'm more concerned about the ability to get a durability of response versus getting a protective response in the first place. [Previous vaccines] for [human] coronaviruses have only shown a durability of protection for a year or less."**

JAMA Network, Dr. Fauci Interview with JAMA Editor-in-Chief Howard Bauchner, M.D. June 2, 2020

Antiviral drugs are specifically used to treat viral infections and primarily are focused on inhibiting viral replication. Currently, there are no FDA-approved medicines specifically for coronavirus, though multiple therapies and new drug development are being explored. At this time, only one marketed drug has shown a positive response to treating symptoms of COVID-19 and this is an intravenous product for use in hospitals.

"There's unlikely to be a single magic bullet - we will probably need several drugs in our armory, some that will need to be used in combination with others. The important thing is that these drugs are cheap to produce and easy to manufacture. That way, we can ensure access to affordable drugs across the globe, not just for wealthier nations," states Dr. Steve Alexander of the University of Nottingham[1].

But this area of research – into respiratory viruses overall, and more specifically coronaviruses – is not new for TrippBio. Chief Science Officer, Ralph Tripp, Ph.D., and his team at the University of Georgia have been focused on it for quite some time,

"For years, my lab has studied virus and host interactions across respiratory illnesses like influenza, RSV [respiratory syncytial virus] and SARS [severe acute respiratory syndrome] which is one of the human coronaviruses. Though viruses are different, they replicate in the same way, that is, by hijacking host cells. Once you understand how the virus interacts with the host, you can begin to see the road map for replication," said Dr. Tripp.

"We've been doing work with TD213 and its impact on influenza and other viruses for the last five to six years. There was little interest in it because vaccines and treatments for flu were already available, despite their varying degrees of efficacy. Then, coronavirus hit," stated Dr. Tripp.

The fact that TrippBio is focused on repurposing existing drugs means getting the treatment to those who need it will be faster than new drugs that require intense, long-term testing for safety in humans, even before efficacy trials begin.

"While we're waiting for a vaccine, drugs currently being used to treat other illnesses can be investigated as treatments for COVID-19 - in other words repurposed," said Dr. Steve Alexander from the University of Nottingham[1].

Previously, those known as major players in the biotechnology and research space, a.k.a. "big pharma" were predominantly leading the charge in drug therapy development. However, now, given the intense focus on COVID-19, all significant contributions from smaller research teams and university scientists have an opportunity to enter this market. As a result of the Title III JOBS Act and Regulation CF, companies like TrippBio, who are small in size, but large in potential, talent and commitment, have the opportunity to get to market. Only one thing is missing: you.

[1] "Repurposing existing drugs for COVID-19 offers a more rapid alternative to vaccines," ScienceDaily May 7, 2020

PROGRESS

TrippBio is researching several drug therapies to combat respiratory viruses. With the advent of the COVID-19 pandemic, TrippBio's primary focus is on TD213, the active ingredient in a currently approved and safe product used to treat another disease for over 40 years. Initial research focused on *in vitro* studies (outside of a living organism) using isolated cells in tissue culture. These cell lines allow studies directly on TD213's mechanism of action on the virus. Results demonstrate that TD213 is highly effective in decreasing virus levels *in vitro*.

Even more promising, the results from a recently concluded in *vivo study* (within a living organism) using mammalian models demonstrate that TD213 could both prevent and lessen the severity of COVID-19 by decreasing the virus count. If similar results are seen in human trials, TD213 could not only reduce patient suffering, it could help control the spread of COVID-19.

AFTER 3 DAYS OF TREATMENT, THE VIRUS COUNT WAS DECREASED BY 90% COMPARED TO ANIMALS TREATED WITH PLACEBO.


Viral Load
Laboratory Results - Day 3
1.2E+09
1E+09
800000000
600000000
400000000
200000000
0
Uninfected
Placebo
TD213 Treated
Progress

SARS-CoV-2 / TD213 In Vivo Test July 2020, Ralph Tripp, Ph.D., University of Georgia

With this news, TrippBio plans to quickly move into human clinical trials to determine the efficacy of the drug to treat COVID-19 patients. The drug development program and clinical trials will be conducted through a partnership with Florida Atlantic University and Linical, a world-class Contract Research Organization with deep experience in infectious disease clinical trials such as Ebola and SARS. Capital from this raise will be used to fund the trials.

TEAM

The skills of TrippBio's operating team combine business acumen and entrepreneurial know-how with scientific and biotechnology brilliance. This is a group of dedicated and focused individuals, who together, are committed to bringing health-improving and life-saving treatments to the world.



Billy Meadow
Chairman

Billy Meadow is a serial technology entrepreneur and has thrived for decades in commercializing and funding companies like TrippBio, based on the ideas of professors and research scientists. His latest company, SpinUp Campus, focuses on matching trailblazing university scientists with public investors to bring new drug treatments and medical innovations to market. He excels at business strategy and is seasoned in the art and science of start-up company success. Billy has a Bachelor of Science degree in business from Florida State University.



Philip J. Young
President & Chief Executive Officer

Phil Young has successfully managed the growth of public and private companies taking scientific innovations from discovery to commercialization. He has served as an executive officer and board member for biopharma companies for the past 20 years and has consistently created significant shareholder value while building integrated scientific and commercial operations. Phil has directed successful M&A transactions and was responsible for generating more the $900MM through acquisitions and equity financings, while managing business operations and transactions across the globe.



Richard Still
CFO

Richard Still has a strong background in finance, operations and corporate startups. He has most recently served as CFO of a $100 million dollar privately held company. His previous positions included COO of a multi-location environmental company, financial analyst for an investment banking firm and plant manager for a manufacturing company. Richard was also the founder and CEO of three different companies.
Richard has a Bachelor of Science degree in mechanical engineering from Duke University and an MBA from Columbia University School of Business.



Ralph A. Tripp, Ph.D.
Chief Science Officer

Dr. Ralph Tripp's main focus is on developing translational disease intervention strategies for emerging respiratory viruses. He has been a professor and Georgia Research Alliance Chair in vaccine and therapeutic development at the University of Georgia for 24 years. Dr. Tripp is a viral immunologist, having experience in molecular biology and biochemistry with a Ph.D. from Oregon State University. TrippBio was named after Dr. Tripp and his amazing work in the field of disease intervention.



Fred D. Sancilio, MS, Ph.D.
Director

Dr. Sancilio is a serial entrepreneur in the healthcare field and is currently a principle of Clearway Global, Inc., a pharmaceutical development advisory service. He is also president and serves on the board of directors of Alpha Cognition, Inc., a Canadian biotechnology company that is developing neurological products to treat Alzheimer's and Lou Gehrig's diseases. Dr. Sancilio received his Master of Science and Doctorate degrees from Rutgers, The State University of New Jersey. For over four decades, he has contributed to the development of over 1,000 drug products marketed worldwide, holds numerous patents and has written dozens of scientific publications. Dr. Sancilio served as a research professor and managing director of Translational Development & Commercialization at Florida Atlantic University and was an adjunct professor of chemistry at University of North Carolina.



David E. Martin, PharmD
Director

Dr. David E. Martin has over 29 years of hands-on drug development experience across the spectrum of drug discovery, pre-clinical development, Phase I-IV clinical development, and regulatory affairs. He has been responsible for managing 30 discovery/early phase clinical programs in a variety of therapeutic areas including cardiovascular, inflammation, respiratory, and HIV. Dr. Martin has published more than 137 peer-reviewed, scientific publications and has 14 granted/provisional patents. Dr. Martin received his PharmD from the University of Southern California, as well as completed his Residency in Clinical Pharmacy there.



Kathy Blahunka, PharmD
Advisor

Dr. Kathy Blahunka has 27 years of pharmaceutical industry experience in a variety of roles within drug development including clinical development, regulatory, technology assessment, R&D technology enablement and medical affairs. She was on teams for two successful NDA submissions and approvals, is active with two incubator programs and the University of Illinois College of Pharmacy. She received her BS and Doctor of Pharmacy degrees from the University of Illinois Medical Center Campus.



Kevin Pegg, Ph.D.
Advisor

Dr. Kevin Pegg has over 30 years of experience as an entrepreneur with seven startup biotechnology companies in both environmental and clinical diagnostics instrumentation, and in chemistry. He has a doctorate from Florida State University with studies on a molecular model for multiple chemical sensitivity, a master's in genetic toxicology, and a bachelor's in marine sciences. Dr. Pegg also has spent over 15 years in academia as a professor of biotechnology and microbiology. He has received numerous grants, holds multiple U.S. and international patents, and is a registered U.S. patent agent specializing in biotechnology art.

USE OF PROCEEDS

If the offering's maximum Reg CF allocation of $1,070,000 is raised:

Use	Value	% of Proceeds
CRO - Initial Clinical Trial	$447,234	41.8%
Develop & Manufacture TD213	$30,000	2.8%
Marketing & Advertising	$80,000	7.5%
Professional Services	$70,000	6.5%
CRO - Ramp-Up Clinical Trial	$300,802	28.1%
Regulation A Legal Services	$39,534	3.7%
Regulation A Marketing & Advertising	$50,000	4.7%
Intermediary fees	$52,430	4.9%

If the offering's maximum amount of $1,870,000 across Reg. CF and Reg. D is raised:

Use	Value	% of Proceeds
CRO - Initial Clinical Trial	$447,234	23.9%
Develop & Manufacture TD213	$30,000	1.6%
Marketing & Advertising	$80,000	4.3%
Professional Services	$70,000	3.7%
CRO - Ramp-Up Clinical Trial	$300,802	16.1%
Regulation A Legal Services	$39,534	2.1%
Regulation A Marketing & Advertising	$50,000	2.7%
Additional Clinical Trials	$760,800	40.7%
Intermediary fees	$91,630	4.9%

TERMS

This is a side-by-side offering of Common Stock, under registration exemptions 4(a)(6) and 506(c), in TrippBio, Inc.. Up to $1,070,000.00 may be raised under the 4(a)(6) exemption. Netcapital will determine which exemption applies to your investment and notify you before you complete your investment.

The amount raised under the two exemptions must total at least $10,000 by December 31, 2020 at 11:59am ET. If the total doesn't reach its *target*, then your money will be refunded. TrippBio, Inc. may issue additional securities to raise up to $1,870,000, the offering's *maximum*.

$130,992 raised!

$10,000 minimum

If the side-by-side offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

1,758,898 shares
× $4.00 per share
$7,035,592 implied valuation

PITCH DECK


TrippBio
WOW on a molecular level.
Dedicated to developing innovative application
to prevent and treat rogue virus
September 2020

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FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemptions 4(a)(6) and 506(c) of the Securities Act of 1933. Similar information is sometimes offered in a Private Placement Memorandum for 506(c) offerings.

Latest offering statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
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UPDATES

- Nov 9, 2020 — Hello TrippBio friends! Please join us next...
- Oct 22, 2020 — Hello Friends! Progress continues at TrippBio:...
- Oct 12, 2020 — Hello TrippBio Community! Exciting things are...
- Sep 28, 2020 — Hello from TrippBio! We're excited to see so...
- Sep 15, 2020 — Primary offering of 467,500 shares at $4.00

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